April 16, 2021

VIA EDGAR TRANSMISSION AND FEDEX

Mr. Jeffrey Gabor
Ms. Abby Adams
Ms. Tracey McKoy
Ms. Angela Connell
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:
Lowell Farms Inc.
Registration Statement on Form 10
Filed March 9, 2021
File No. 000-56254

Mr. Gabor and Ms. Adams:

On behalf of Lowell Farms Inc. (“Lowell Farms”), we are providing the following responses to the comments set forth in the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 5, 2021 relating to Lowell Farms’ Registration Statement on Form 10 (the “Registration Statement”) that was filed on March 9, 2021. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by Lowell Farms.

We appreciate the time and effort that the Staff has dedicated to reviewing the Registration Statement.

Item 1. Business, page 1

1.
Please revise your Business section to differentiate between product offerings and activities (including cultivation, extraction, manufacturing, and distribution) that you were involved in both prior to and after your acquisition of Lowell, given that the acquisition did not take effect until February 2021 and has not yet been reflected in your financial statements.

Response: We have revised the disclosure as requested by the Staff.

Lowell Farms Inc.
File No. 000-56254
April 12, 2021

Recent Developments, page 5

2.
Revise to clarify which entity issued the Subordinate Voting Shares and warrants in the December 2020 unit offering (currently trading in Canada).

Response: We have revised the disclosure as requested by the Staff.

Organizational Chart, page 6

3.
Provide context to the chart by identifying the purpose or main business of each subsidiary. Revise the chart to depict the class of stock being registered in this registration statement. Revise the chart to include all classes of stock outstanding that are described on page 5, including the Class B shares, Class C shares, and the Super Voting Shares.

Response: We have revised the disclosure as requested by the Staff.

U.S. Cannabis Market, page 7

4.
You state that “almost a quarter of the [United States] population lives in states where [cannabis] is fully legalized for adult use.” Revise to clarify in what way marijuana is “fully legal” in any state where those states fall within the jurisdiction of the federal government.

Response: We have revised the disclosure as requested by the Staff.

5.
We note the disclosure addressing the use of cannabis for medical applications, including to treat pain and muscle spasms. Please revise to disclose the effect of the United States Food and Drug Administration's regulation on your business, including the requirement for FDA approval, the nature and duration of the FDA approval process, the regulation of manufacturing and labeling, post-market approval reporting and record keeping, and the regulation of the advertising and promotion. Also include a discussion of potential sanctions for non-compliance with FDA regulation.

Response: We have revised the disclosure as requested by the Staff.

6.
We note the hyperlinks to the articles you cite. Please note that when an issuer includes an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 3442728 for further guidance regarding the use of hyperlinks in your document.

Response: We acknowledge the Staff’s comment and the guidance in Release No. 3442728.

Lowell Farms Inc.
File No. 000-56254
April 12, 2021

Intellectual Property, page 9

7.
Clarify the extent to which your intellectual property rights are enforceable where cannabis remains illegal under U.S. federal law.

Response: We have revised the disclosure as requested by the Staff.

Item 1A. Risk Factors
Risks Related to Our Business and Industry, page 21

8.
In the first risk factor, you mention that “shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison,” without clearly stating the risk that shareholders could be charged with federal crimes simply by their activity as shareholders. Revise to make this risk clear.

Response: We have revised the disclosure as requested by the Staff.

Risks Related to the Securities of the Company, page 35

9.
We note that Section 26.1 of your articles of incorporation provides that the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom are the sole and exclusive forum for any derivative action brought on behalf of the company. Please disclose in your Risk Factors section and in your Description of Registrant's Securities to be Registered whether this provision applies to actions arising under the Exchange Act and the Securities Act. If so, please address the uncertainty as to whether a court would enforce such provision, and state that stockholders will not be deemed to have waived the company's compliance with federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act and the Securities Act, please also ensure that the disclosure in your Risk Factors and Description of Registrant's Securities to be Registered sections and the exclusive forum provision in your articles state this clearly. In addition, in your Risk Factors section, please disclose the material risks to investors caused by your exclusive forum provision.

Response: We have revised the disclosure as requested by the Staff.

Lowell Farms Inc.
File No. 000-56254
April 12, 2021

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliations of Non-GAAP Financial and Performance Measures, page 40

10.
You disclose that adjusted EBITDA and working capital are not measures of financial performance under GAAP. Please revise to explain how management utilizes these measures and why such measures provide useful information.

Response: We have revised the disclosure as requested by the Staff.

Revenue, page 41

11.
You present three categories of revenue (owned, agency and distributed). Please revise to separately discuss the period-over-period change in each revenue category. Instances where you identify multiple contributing factors for a change in revenue, please quantify the impact of each material factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303 of Regulation SK and Section III.D of SEC Release No. 33-6835.

Response: We have revised the disclosure as requested by the Staff.

Results of Operations
Costs of Sales, Gross Profit and Gross Margin, page 42

12.
You present two categories of cost of goods sold (product cost and agency brand manufacturing) and you discuss the components of each category, but didn’t provide sufficient detail to understand the change in each category period-over-period. Please revise to separately discuss the period-over-period change in each cost of goods sold category. Instances where you identify multiple contributing factors for a change in cost of goods sold, please quantify the impact of each material factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: We have revised the disclosure as requested by the Staff.

Lowell Farms Inc.
File No. 000-56254
April 12, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 51

13.
Tell us why you believe beneficial ownership of the shares subject to the voting agreement between Mr. Weakley and the convertible debenture holders should not be attributed to both parties in the beneficial ownership table, as disclosed in the last sentence on page 51.

Response: Rule 13d-5(b)(1) provides that when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby is deemed to have acquired beneficial ownership of all equity securities of that issuer beneficially owned by any such persons. The statement in the Form 10 that “[b]eneficial ownership of the shares held by Mr. Weakley and the investors in the Convertible Debenture Offering has not been attributed to one another by reason of the voting agreement for purposes of the calculations in the table below” is intended as a clarification for readers of our presentation and is not a comment as to whether beneficial ownership by a group would, for example, be required to be disclosed on a Form 13D filed by any such persons. For purposes of the calculations and presentation set forth in the Form 10, we believe it would hinder rather than assist a reader’s understanding of beneficial ownership of the Company’s securities if we were to attribute beneficial ownership by Mr. Weakley to the investors in the Convertible Debenture Offering or vice versa.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 58

14.
Tell us whether Edible Management’s “assets, liabilities, rights and obligations” netted to the equivalent of “nominal consideration,” and if not, the circumstances of that transfer, and whether any valuation was conducted by an independent party. If a valuation was performed, disclose the valuation. Clarify what you mean by “pass-through of costs.”

Response: We have revised the disclosure to clarify that the Company’s relationship with Edible Management as terminated without consideration and its functions assumed by Wellness Innovations Group Incorporated. No valuation was conducted in connection with the termination of the Company’s relationship with Edible Management. We have revised the disclosure to clarify that expenses were reimbursed to Edible Management on a dollar-for-dollar basis.

15.
Revise to disclose the parties to and the material terms of the voting agreement between Mr. Weakley and the investors in the Convertible Debenture Offering.

Response: We have revised the disclosure as requested by the Staff.

Item 9. Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters, page 59

16.
Here you disclose over the counter trading in the United States for shares traded under the symbol “INDXF,” and state your shares are traded in Canada under the symbol “INDS.” This registration statement is filed in the name of Lowell Farms, Inc., and on page 6 you report a name change and that your securities are traded in Canada under the symbols LOWL and LOWL.WT, and in the United States under the ticker symbol LOWLF. Revise to update or clarify this section. Refer to Item 201 of Regulation S-K.

Response: We have revised the disclosure as requested by the Staff.

Lowell Farms Inc.
File No. 000-56254
April 12, 2021

Item 11. Description of Registrant's Securities to be Registered, page 62

17.
Here, you identify “the Company” and Lowell Farms separately, and described different classes of stock associated with each, as well as Sub Class A and Class B Shares of Indus Holding Company. This filing is made in the name of Lowell Farms, Inc. Revise this section to describe only the class of securities of Lowell Farms, Inc. to be registered pursuant to Section 12. Refer to Item 11 of Form 10 and Item 202 of Regulation S-K. Revise this section to provide all information required by Item 202 of Regulation S-K for only the class of securities to be registered, and eliminate or relocate to a different section of the registration statement any description of stock that is not being registered. Disclose the number of authorized shares of the class being registered.

Response: We have revised the disclosure as requested by the Staff.

18.
It appears that in disclosing the “support agreement,” you have copied verbatim a portion of the legal contract, with no explanation. Revise to explain the support agreement, disclosing the material terms, insofar as the support agreement describes the terms of or is materially related to the class of securities you are registering. To the extent this support agreement benefits persons for whom disclosure is required pursuant to Item 404 of Regulation S-K, revise this disclosure to provide the information required by Item 404(a) of Regulation S-K, including identifying the related person, and consider disclosing this information with other related party transactions.

Response: We have revised the disclosure as requested by the Staff.

Signatures, page 71

19.
Be certain the appropriate company representative signs and dates the amended filing. Refer to Instruction D of Form 10.

Response: We acknowledge the Staff’s comment.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition, page F-12

20.
Please revise to provide a more fulsome discussion of your revenue recognition accounting policy. In this regard, please disclose your accounting policy for each of your revenue streams - owned, agency and distributed - and discuss any differences between these streams, including any principal vs agent considerations. Please also clarify the point in time in which control transfers to the customer and discuss the types of allowances, discounts and rebates that you offer and how you estimate these for purposes of determining your transaction price. Please refer to ASC 606-10-50 for other disclosure considerations.

Response: We have revised the disclosure as requested by the Staff.

Lowell Farms Inc.
File No. 000-56254
April 12, 2021

23. Subsequent Events, page F-31

21.
Please provide us your analysis under Rules 8-04 and 3-05 of Regulation S-X in determining whether financial statements for Lowell Farms are required. Please also provide the pro forma financial information required by Rule 11-01(a)(2) of Regulation S-X.

Response: Upon further review and analysis of the financial statements and the business acquired in the Lowell Acquisition, including the Company’s worldwide market capitalization and other relevant metrics, the Company has concluded that target financial statements and pro forma financial information should be included in the Form 10 and intends to file such financial statements and pro forma financial information at the earliest practicable date prior to effectiveness of the Form 10.

* * * * *

If you have any additional questions regarding any of our responses or the revised Form 10 Registration Statement, please feel free to call me at 212-880-3817.

Sincerely,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:
Brian Shure, Chief Financial Officer, Lowell Farms Inc.